Mount Lucas Management Corporation	405 South State Street	T 267.759.3500
	Newtown, PA 18940	F 267.759.3501

MT LUCAS

November 18, 2010

Via Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Howard Efron, Staff Accountant
100 F Street, N. E.
Washington, D.C. 20549

Re:	MLM Index Fund

Dear Mr. Efron:

We are in receipt of your letter dated October 28, 2010 regarding comments by the Division of Corporation Finance to the Fund's December 31, 2009 10K. Please accept this letter as our formal response to the Division's comments. The paragraphs below correspond to those presented in your October 28, 2010 letter.

1.
General: The MLM Index Fund ("MLM") is a business trust organized under the laws of Delaware. MLM is not registered under the Securities Act of 1933, however it is a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934. MLM, as the registrant, makes such filings as one of the series which it operates contains more than 500 investors. Accordingly, we do not believe the series-level reporting called for by Question 104.1 is appropriate. MLM operates four series, the material differences being that there is a long/short and long only variation of the index and each such variation has a leveraged and an unleveraged alternative. Leverage in this context refers to the level of risk margin to equity and not leverage in the traditional sense of financing. The series-level reporting pursuant to Question 104.1 would be identical for each of the series under MLM as similar disclosures and evaluations are conducted and made for each of the series. In addition to clarifying the scope of MLM's certifications to include a reference to the Series in Items 9A, MLM proposes the inclusion of the following under Item 9B of the 10K:

Item 9B. Other Information.

The CEO and CFO of the Trust certify that the audit opinions, risk disclosures and evaluations regarding the effectiveness of disclosure controls and procedures and internal control over financial reporting contained in Item 7 and 9A are identical for each of the Series of the Trust. The evaluations, disclosures and opinions contained in Items 7 and Item 9A cover each of the series individually and the Trust as a whole.

2.	The "Results of Operations" contained in Item 7, will be revised to include series level information.

3.
Note 8. Financial Highlights, page F-22: The brokerage fee is netted against net income and not expenses, which accounts for why the figure may appear to be below expectation, but in actuality is not. MLM will include a clarifying statement at the bottom of page F-22 stating how brokerage fees are calculated and reflected in the Financial Highlights section.

Mount Lucas Management Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that Mount Lucas Management Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James Mehling
James Mehling, Vice President Mount Lucas Management Corporation Manager - MLM Index Fund